February 10, 2020

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

       Re: Activision Blizzard, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed on February 28, 2019
           File No. 001-15839

Dear Mr. Durkin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Jarva Brown